UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

August 23, 2010

Dear Fellow Shareholders:

The facts speak for themselves -

•	Sales for the first half of 2010 grew to approximately $187 million
•	Net income for the first half of 2010 increased more than 24% to approximately $29 million, compared to the same period in 2009
•	Cash provided by operations for the first half of 2010 nearly doubled from the prior year period, to approximately $24 million
•	Cash on June 30, 2010, including restricted cash and short-term bank deposits, was approximately $118 million, an increase of over 49% from the level one year earlier
•	Net debt on June 30, 2010 was approximately $23 million, nearly 74% lower than net debt one year earlier
•	Taro has now completed 14 consecutive quarters of profitability
•	Taro has issued audited financial statements for 2004, 2005, 2006 and 2007
•	We continue to expect that the 2008 and 2009 audits will be completed by year-end

Our preliminary, unaudited results for the first half of 2010, presented below, make clear that these favorable trends are continuing.  During the first six months of 2010, cash continued to increase, while net debt continued to decrease.  Net sales, gross profit and operating income reached record highs.  Taro’s performance in each of its major markets (U.S., Canada and Israel) contributed to this success.  The Company continues to grow its portfolio of generic prescription and over-the-counter products, as well as proprietary products.

The graph below presents the Company’s net sales, gross profit, operating income and net income for the first six months of 2008, 2009 and 20101.

1
The financial information presented herein does not constitute complete financial information, has not been reviewed by the Company’s independent auditors and is subject to change as the Company continues to work with its auditors to complete its 2008 and 2009 audits in order to become current with its financial reporting obligations.  The data presented for the first half of 2008 and 2009 is the same as that previously reported by the Company for those periods.   However, audited financial results for the full years 2008 and 2009 will be reported in filings with the U.S. Securities and Exchange Commission as soon as they become available, and may differ from the information previously reported by the Company. Subject to the foregoing caveats, the information presented herein represents the best information currently available to Taro management and the Company believes that it fairly presents the Company’s results of operations.

Taro Pharmaceutical Industries Ltd.

The graph below shows cash and cash equivalents as of June 30, 2008, 2009 and 2010.

The graph below depicts Taro’s net income and earnings per share for the first half of 2008, 2009 and 2010.

Letter to Shareholders, August 23, 2010

During the period from December 31, 2007 to June 30, 2010 Taro significantly reduced its debt, as shown on the following graph.  Net debt is defined as total debt offset by the value of hedging instruments and cash on hand.

Taro’s management plans to continue to focus its energy on maintaining the momentum in the business and on working with its auditors to complete the 2008 and 2009 audits.  Following the completion of the audits, we will turn our attention to re-listing the Company’s shares on a national stock exchange.

Sincerely,

Barrie Levitt, M.D.
Chairman

SAFE HARBOR
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, including its financial performance during the last three years, availability of financial information, completion of the 2008 and 2009 audits, estimates of financial results and financial information for 2008-2010.  Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2008 and 2009, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements speak only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

Financial Tables to Follow

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(US dollars in thousands, except per share data)

	Unaudited and Unreviewed
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

NET SALES	$97,968	$96,817	$187,272	$181,710
Cost of Sales	41,335	38,926	79,292	77,277
Gross Profit	56,633	57,891	107,980	104,433
Operating Expenses:
Selling and Administrative	27,618	27,675	52,986	51,340
Operating Income before Research
and Development	29,015	30,216	54,994	53,093
Research and Development	9,138	9,583	18,138	18,439
Operating Income	19,877	20,633	36,856	34,654
Financial Expenses:
Interest and other Financial Expenses	2,440	1,873	3,716	4,139
Foreign Exchange Fluctuations	(4,339)	5,645	(536)	3,069
Other Income	22	9	(127)	147
	21,798	13,124	33,549	27,593
Taxes on Income	2,868	633	4,377	3,998

NET INCOME	$18,930	$12,491	$29,172	$23,595

Basic Earnings Per Ordinary Share	$0.48	$0.32	$0.74	$0.60
Diluted Earnings Per Ordinary Share	$0.46	$0.31	$0.71	$0.58

Weighted Average Number of Shares Used to Compute:
Basic EPS	39,249,342	39,217,276	39,249,342	39,202,769
Diluted EPS	41,434,830	40,509,103	41,203,849	40,547,049

Letter to Shareholders, August 23, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED BALANCE SHEETS (US dollars in thousands)

	Unaudited and Unreviewed
	June 30,	December 31,
	2010	2009

Assets

Current Assets:
Cash and Cash Equivalents	$ 86,309	$ 98,439
Short-Term Bank Deposits	26,295	9,427
Restricted Short-Term Bank Deposits	5,250	5,250
Marketable Securities	2,695	-
Accounts Receivable:
Trade, net	76,671	72,695
Other Receivables, Prepaid Expenses and Other	21,837	21,226
Inventories	75,273	65,341
Total Current Assets	294,330	272,378

Long-Term Investments	22,509	23,307
Property, Plant and Equipment, net	172,212	180,440
Other Assets	31,203	32,175
TOTAL ASSETS	$520,254	$508,300

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits	$ 88,771	$ 89,935
Current Maturities of Long-Term Debt	17,005	29,265
Accounts Payable and Accrued Expenses	109,196	101,608
Total Current Liabilities	214,972	220,808

Long-Term Liabilities	37,591	38,372
Deferred Taxes and Other Liabilities	11,595	11,293
Total Liabilities	264,158	270,473

Shareholders' Equity	256,096	237,827
TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	$520,254	$508,300

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASHFLOWS (US dollars in thousands)
	Unaudited and Unreviewed

	Six Months Ended June 30,

	2010	2009
Operating Activities:
Net income	$29,172	$23,595

Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9,298	9,708
Stock based compensation	177	152
Increase in long-term debt due to currency fluctuations	245	(791)
Increase in trade receivables	(11,169)	(16,105)
Increase in other receivables and prepaid tax	100	(4,896)
Decrease (increase) in inventories	(7,890)	4,886
Foreign exchange effect on intercompany balances	(906)	2,960
Increase (decrease) in trade and other payables and accruals	5,036	(5,978)
Net cash provided by operating activities	24,063	13,531

Investing Activities:
Purchase of property plant & equipment, net of related grants	(816)	(1,636)
Investment in other intangible assets	(2,528)	(108)
Investment in short-term bank deposits	(32,028)	-
Proceeds from sale of short-term bank deposit	12,489	-
Proceeds from sales of property, plant and equipment	-	96
Net cash (used) in investing activities	(22,883)	(1,648)

Financing Activities:
Repayments of long term debt	(14,861)	(14,652)
Repayments of short-term bank debt, net	1,775	(2,962)
Net cash (used) in financing activities	(13,086)	(17,614)

Effect of exchange rate changes	(224)	500
Net decrease in cash	(12,130)	(5,231)
Cash at beginning of period	98,439	78,093
Cash at end of period	$86,309	$72,862

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT:
Roanne Kulakoff
Kekst and Company
212-521-4827

FOR IMMEDIATE RELEASE
Hawthorne, NY, August 23, 2010

Taro Provides Preliminary First Half 2010 Financial Results

Second Quarter Net Income Increases 51% Compared to Second Quarter 2009

HAWTHORNE, N.Y.--(BUSINESS WIRE)--August 23, 2010--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided preliminary, unaudited and unreviewed information on its financial performance for the first half of 2010.

Taro continues to make significant operational and financial progress.

•	Sales for the first half of 2010 grew to approximately $187 million

•	Net income for the first half of 2010 increased more than 24% to approximately $29 million, compared to the same period in 2009

•	Cash provided by operations for the first half of 2010 nearly doubled from the prior year period, to approximately $24 million

•	Cash on June 30, 2010, including restricted cash and short-term bank deposits, was approximately $118 million, an increase of over 49% from the level one year earlier

•	Net debt on June 30, 2010 was approximately $23 million, nearly 74% lower than net debt one year earlier

•	Taro has now completed 14 consecutive quarters of profitability

•	Taro has issued audited financial statements for 2004, 2005, 2006 and 2007

•	Taro continues to expect that the 2008 and 2009 audits will be completed by year-end

First Half 2010 Results

For the six months ended June 30, 2010, Taro estimates net sales of $187.3 million compared to $181.7 million in the same period of the previous year, a 3% increase. Gross profit for the first half of 2010 was $108.0 million, or 58% of net sales, compared to a gross profit of $104.4 million, or 57% of net sales for the same period in 2009. Operating income for the six months ended June 30, 2010 was $36.9 million, compared to $34.7 million for the same period in 2009, an increase of 6%. Net income increased 24% to $29.2 million, or $0.71 per diluted share, compared to $23.6 million, or $0.58 per diluted share for first half 2009.

Second Quarter 2010 Results

For the second quarter ended June 30, 2010, Taro estimates net sales of $98.0 million compared to $96.8 million in the second quarter of 2009. Gross profit for the second quarter was $56.6 million, or 58% of net sales, compared to $57.9 million, or 60% of net sales for the second quarter of 2009. The second quarter of 2009 was particularly robust as a result of the introduction of new products and pipeline fill. Operating income for the second quarter of 2010 was $19.9 million compared to $20.6 million for the second quarter of 2009. Net income increased 51% to $18.9 million, or $0.46 per diluted share, compared to $12.5 million, or $0.31 per diluted share for the second quarter of 2009.

Balance Sheet

The Company continues to strengthen its balance sheet with net debt (total debt offset by the value of hedging instruments, less cash and cash equivalents) declining from $41 million in December 2009 to $23 million in June 2010. As of June 30, 2010, Taro had $117.9 million in cash, cash equivalents, restricted cash and short-term bank deposits, after making scheduled debt payments of $14.9 million in 2010. During the first half of 2010, cash provided by operations was $24 million. Amortization and depreciation expenses were $9.3 million during the period.

Trade accounts receivable at June 30, 2010 were $76.7 million, which represents 71 days sales outstanding. Inventories were $75.3 million at June 30, 2010, compared to $65.3 million at June 30, 2009.

The Company cautioned that the financial information presented herein does not constitute complete financial information, has not been reviewed by its independent auditors and is subject to change as the Company continues to work with its auditors to complete its 2008 and 2009 audits in order to become current with its financial reporting obligations. The data presented for the second quarter of 2009 and first half of 2009 is the same as that previously reported by the Company for those periods. Audited financial statements for the full year 2009 will be reported in filings with the U.S. Securities and Exchange Commission as soon as they become available, and may differ from the information previously reported by the Company. Subject to the foregoing caveats, the information presented herein represents the best information currently available to Taro management and the Company believes that it fairly presents the Company’s results of operations.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, including its financial performance during the last three years, availability of financial information, completion of the 2008 and 2009 audits, estimates of financial results and financial information for 2008-2010. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2008 and 2009, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(US dollars in thousands, except per share data)

	Unaudited and Unreviewed
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

NET SALES	$97,968	$96,817	$187,272	$181,710
Cost of Sales	41,335	38,926	79,292	77,277
Gross Profit	56,633	57,891	107,980	104,433
Operating Expenses:
Selling and Administrative	27,618	27,675	52,986	51,340
Operating Income before Research
and Development	29,015	30,216	54,994	53,093
Research and Development	9,138	9,583	18,138	18,439
Operating Income	19,877	20,633	36,856	34,654
Financial Expenses:
Interest and other Financial Expenses	2,440	1,873	3,716	4,139
Foreign Exchange Fluctuations	(4,339)	5,645	(536)	3,069
Other Income	22	9	(127)	147
	21,798	13,124	33,549	27,593
Taxes on Income	2,868	633	4,377	3,998

NET INCOME	$18,930	$12,491	$29,172	$23,595

Basic Earnings Per Ordinary Share	$0.48	$0.32	$0.74	$0.60
Diluted Earnings Per Ordinary Share	$0.46	$0.31	$0.71	$0.58

Weighted Average Number of Shares Used to Compute:
Basic EPS	39,249,342	39,217,276	39,249,342	39,202,769
Diluted EPS	41,434,830	40,509,103	41,203,849	40,547,049

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED BALANCE SHEETS (US dollars in thousands)

	Unaudited and Unreviewed
	June 30,	December 31,
	2010	2009

Assets
Current Assets:
Cash and Cash Equivalents	$ 86,309	$ 98,439
Short-Term Bank Deposits	26,295	9,427
Restricted Short-Term Bank Deposits	5,250	5,250
Marketable Securities	2,695	-
Accounts Receivable:
Trade, net	76,671	72,695
Other Receivables, Prepaid Expenses and Other	21,837	21,226
Inventories	75,273	65,341
Total Current Assets	294,330	272,378

Long-Term Investments	22,509	23,307
Property, Plant and Equipment, net	172,212	180,440
Other Assets	31,203	32,175
TOTAL ASSETS	$520,254	$508,300

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits	$ 88,771	$ 89,935
Current Maturities of Long-Term Debt	17,005	29,265
Accounts Payable and Accrued Expenses	109,196	101,608
Total Current Liabilities	214,972	220,808

Long-Term Liabilities	37,591	38,372
Deferred Taxes and Other Liabilities	11,595	11,293
Total Liabilities	264,158	270,473

Shareholders' Equity	256,096	237,827
TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	$520,254	$508,300

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASHFLOWS (US dollars in thousands)
	Unaudited and Unreviewed

	Six Months Ended June 30,

	2010	2009
Operating Activities:
Net income	$29,172	$23,595
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9,298	9,708
Stock based compensation	177	152
Increase in long-term debt due to currency fluctuations	245	(791)
Increase in trade receivables	(11,169)	(16,105)
Increase in other receivables and prepaid tax	100	(4,896)
Decrease (increase) in inventories	(7,890)	4,886
Foreign exchange effect on intercompany balances	(906)	2,960
Increase (decrease) in trade and other payables and accruals	5,036	(5,978)
Net cash provided by operating activities	24,063	13,531

Investing Activities:
Purchase of property plant & equipment, net of related grants	(816)	(1,636)
Investment in other intangible assets	(2,528)	(108)
Investment in short-term bank deposits	(32,028)	-
Proceeds from sale of short-term bank deposit	12,489	-
Proceeds from sales of property, plant and equipment	-	96
Net cash (used) in investing activities	(22,883)	(1,648)

Financing Activities:
Repayments of long term debt	(14,861)	(14,652)
Repayments of short-term bank debt, net	1,775	(2,962)
Net cash (used) in financing activities	(13,086)	(17,614)

Effect of exchange rate changes	(224)	500
Net decrease in cash	(12,130)	(5,231)
Cash at beginning of period	98,439	78,093
Cash at end of period	$86,309	$72,862

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 25, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Tal Levitt
Name: Tal Levitt
Title: Secretary